Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 10, 2012 – 10:30 A.M. MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual Meeting of Shareholders of Stantec Inc. held on May 10, 2012. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec Inc. (“Stantec”) recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1.   Election of Directors

Each of the 9 nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	26,924,797	99.02	265,417	0.98
Robert J. Bradshaw	26,801,951	98.57	388,263	1.43
David L. Emerson, PC	26,936,676	99.07	253,538	0.93
Delores M. Etter	25,035,807	92.08	2,154,407	7.92
Anthony P. Franceschini	25,280,369	92.98	1,909,845	7.02
Robert J. Gomes	27,171,104	99.93	19,110	0.07
Susan E. Hartman	25,412,388	93.46	1,777,826	6.54
Aram H. Keith	27,110,427	99.71	79,787	0.29
Ivor M. Ruste	25,332,201	93.13	1,868,013	6.87

2.  Appointment of Auditors named in the Management Proxy Circular

Ernst & Young, Chartered Accountants were appointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
27,408,181	98.29	476,320	1.71

3.   Non-binding Advisory Vote on Executive Compensation

The shareholders accepted the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2012 annual meeting of shareholders.

Votes For	% For	Votes Against	% Against	Votes Withheld	% Withheld
21,346,642	78.51%	5,843,572	21.49%	0	0

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